Exhibit 12.1

Arabian American Development Company
Ratio of Earnings to Fixed Charges

The following table sets forth the calculation of our ratio of earnings to fixed charges for each of the periods indicated:

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
	(in thousands except ratio)

Income (loss) before minority interest	$5,982	$12,557	$4,388	$10,971	$(16,215)	$11,175
Fixed charges(1)	529	1,155	1,171	1,378	1,021	411
Earnings available to cover fixed charges	$6,511	$13,712	$5,559	$12,349	$(15,194)	$11,586

Ratio of earnings to fixed charges	12.32	11.87	4.75	8.96	N/A (2)	28.19

(1)Fixed charges consist of the sum of (i) interest expense and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and (ii) an estimate of the interest within rental expense (calculated based on a reasonable approximation of the interest factor).

(2) Earnings were deficient to fixed charges by $15.2 million.